PANNONPLAST

MŰANYAGIPARI RÉSZVÉNYTÁRSASÁG
Elnök - Vezérigazgató
2225 Budapest, Nagytétényi út 216-218.
1780 Budapest, Pf. 51.
Telefon: 207-1936, 207-1928
[illegible] 207-1525
[illegible]pplast.datanet.hu
[illegible]nonplast.hu

Securities and Exchange Commission
Office of International Corporate F[illegible]
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9



Budapest, June 17, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Compan[illegible]

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér



Enclosure

File No. 82-4548

Extraordinary announcement

The June 16, 2003 resolution of the Hungarian Financial Supervisory Authority (HFSA) stating an aligned attitude of some Pannonplast shareholders in relation with the acquisition of influence, hit the Management of Pannonplast Plc. by surprise.
On April 22, Pannonplast asked HFSA to examine the acquisition of influence of PEVDI Divat Ltd and Britton. Prior to the AGM held on April 30 2003, HFSA reported orally that on the basis of company data they did not establish any interlocking.

Pannonplast Plc had no information of the fact that since the AGM HFSA has been conducting an inquiry relating to these Pannonplast shareholders.

Meanwhile, due to the lag in PEVDI's registry into the Register of Shareholders, HFSA set out supervisory proceedings at the Court of Registry relating to the practice of registry in and running of the Register of Shareholders of Pannonplast. The Company practises the running of the Register of Shareholders and the registry of the shareholders by totally complying with the law and the Articles of Association. The examination of the Court of Registry has not been finished yet.

Pannonplast Plc. regrets that the Company's name was brought into connenction with the revolting attack against the president of HFSA.

Budapest, June 17, 2003

Dr. Erzsébet Fehér
Chairperson of Pannonplast Plc's BOD